PURCHASE AGREEMENT

Alpha Architect ETF Trust (the “Trust”), a Delaware statutory trust, and Empowered Funds, LLC (“Empowered Funds”), a Pennsylvania limited liability company, hereby agree as follows:

1.           The Trust hereby offers to sell to Empowered Funds and Empowered Funds hereby agrees to purchase 4,000 shares of the ValueShares U.S. Quantitative Value ETF, a series of the Trust, at a price of $25 per share.  The Trust hereby acknowledges receipt from Empowered Funds of funds in full payment for the foregoing shares.

2.           The shares were purchased pursuant to Section 14 of the Investment Company Act of 1940 to serve as the seed money for the Trust prior to the commencement of the public offering of its shares.

3.           Empowered Funds represents and warrants to the Trust that the foregoing shares are being acquired for investment purposes only and that it has no present intention of redeeming or reselling the shares so acquired.

IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties hereto have executed this Purchase Agreement as of the 9th day of October, 2014.

ALPHA ARCHITECT ETF TRUST
By:	/s/ David P. Foulke
Name:	David Foulke
Title:	Secretary

EMPOWERED FUNDS, LLC
By:	/s/ Wesley R. Gray
Name:	Wesley R. Gray
Title:	Executive Managing Member